
03025818

INTER PARFUMS, INC.

2002


2002 ANNUAL REPORT


2002 ANNUAL REPORT

CONTENTS

contents

contents

BURBERRY

TOUCH


BURBERRY
TOUCH
FOR WOMEN
BURBERRY
TOUCH
FOR MEN
www.inter-parfums.fr

financial highlights

(In thousands, except per share amounts)

	2002	2001	2000	1999	1998
Net sales	$ 130,352	$ 112,233	$ 101,582	$ 87,140	$ 89,388
Cost of sales	$ 69,760	$ 57,887	$ 51,873	$ 45,325	$ 47,417
Selling, general and administrative expenses	$ 43,072	$ 39,624	$ 37,509	$ 31,965	$ 32,944
Income before income taxes and minority interest	$ 17,581	$ 15,456	$ 13,539	$ 9,868	$ 9,164
Net income	$ 9,405	$ 8,119	$ 6,589[1]	$ 4,828	$ 4,613
Net income per diluted share[2]	$ 0.47	$ 0.41	$ 0.34	$ 0.26	$ 0.23
Weighted average number of diluted shares outstanding[2]	19,948	19,936	19,501	18,233	20,022
Working capital	$ 83,828	$ 68,204	$ 57,688	$ 53,390	$ 49,599
Total assets	$ 129,370	$ 102,539	$ 94,571	$ 87,223	$ 87,739
Long-term debt	$ 0	$ 1,366	$ 1,417	$ 1,531	$ 200
Shareholders' equity	$ 80,916	$ 65,091	$ 55,061	$ 52,361	$ 53,680

[1] *Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.*
[2] *Adjusted for the 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.*

(In millions)


$4.6
$4.8
$6.6
$8.1
$9.4
1998 1999 2000 2001 2002
Net Income
$89.4
$87.1
$101.6
$112.2
$130.4
1998 1999 2000 2001 2002
Net Sales
$53.7
$52.4
$55.1
$65.1
$80.9
1998 1999 2000 2001 2002
Shareholders' Equity


DIANE VON FURSTENBERG
makeup
LETTER TO SHAREHOLDERS

letter to shareholders

The year ended December 31, 2002 was the best ever in the history of Inter Parfums, Inc. We have a special sense of pride and satisfaction reporting on our financial and operational accomplishments of 2002 considering the weakness in the luxury goods market that pervaded the first half of the year.

- Sales, net income, earnings per share and cash flows were all at record levels.
- Our balance sheet at year-end has never been stronger.
- We purchased certain mass market fragrance brands of a former competitor that combined perfectly with, and substantially enlarged, our own mass market fragrance business.
- We added an important new designer license, Diane von Furstenberg, to our prestige product portfolio.
- We set the stage for our most ambitious new product rollout in 2003.

FINANCIAL OVERVIEW

Prestige products continue to represent approximately 70% of total sales and mass market products make up the balance. Prestige product sales generate a higher gross margin and require greater selling, general and administrative expense than mass market product sales. At the operating margin level, prestige products generate a slightly higher margins than mass market products. In the summer of 2002, we acquired out of bankruptcy, certain trademarks and inventory of Tristar Corporation, a significant mass market competitor, whose distribution and product mix were almost identical to ours. That transaction and the subsequent integration of those brands were the primary factors for our increased mass market fragrance sales. We believe that this introduction will help explain certain aspects of our year-to-year comparisons.

2002 Compared to 2001

- Net sales rose 16% to $130.4 million from $112.2 million; at comparable foreign currency exchange rates, net sales were up 12% for the year. Prestige product sales were up 12% while mass market product sales rose 27%.
- With the faster growth rate in mass market sales, gross margin was 46.5%, still ahead of our 45% to 46% target, but lower than the 48.4% achieved in 2001.
- Selling, general and administrative expense as a percentage of sales declined to 33% as compared to 35% in 2001, again, with the greater increase in mass market sales being the primary catalyst.
- Net income increased 16% to $9.4 million or $0.47 per diluted share from $8.1 million or $0.41 per diluted share.

Strong Balance Sheet and Rising Dividend Rate

At year-end working capital stood at $84 million and our working capital ratio was better than 3.4 to 1. We closed out the year with cash and cash equivalents of $38 million, or about $10 million more than at the start of the year. We paid down what little long-term debt there was and our net book value was $4.26 per outstanding share at December 31, 2002. The strength of our balance sheet enables us to continue our pursuit of internal expansion and entertain related business opportunities such as acquisitions, new licenses, and/or suitable alliances. In 2002, our Board of Directors enacted a dividend program with a $.015 per share quarterly payout. Based upon the continued expectation for strong top line growth and bottom line performance, which is estimated at $150 million and $11 million, respectively, for 2003, our Board voted to increase the quarterly dividend rate by 33.3% to $.02 per quarter.

BUILDING OUR PRESTIGE FRAGRANCE BUSINESS

Our strongest brand is Burberry, and 2002 was another banner year for Burberry fragrances. The new product group for 2002 was Burberry Baby Touch which builds upon the success of our Burberry Touch fragrance line for men and women which debuted in the second half of 2000 and has been a strong performer ever since.

Burberry Tender Touch for women launched in May 2003 and an entirely new Burberry fragrance family for women is in the works for a fourth quarter 2003 introduction.

In late 2002, we launched S.T. Dupont Essence Pure, a new line for men and women under our license with the merchandiser best known for high-end watches, pens and lighters. With the geographic rollout and sell through underway, Essence Pure is living up to its international luxury image and proving to be a market contender.

Known for his inventiveness and elegance, Paul Smith is an internationally celebrated British designer, whose fashions are sold in the finest stores around the world. Naturally, Sir Paul Smith, who was knighted by Queen Elizabeth, is widely respected in his native United Kingdom, but even more so in Japan where he is a fashion super star. According to www.vogue.com, "Today Paul Smith

letter to shareholders

Ltd boasts a chain of around 225 shops and concessions, 200 of which are in Japan, where Smith is a local celebrity." We launched our first line of Paul Smith perfumes and companion personal care products in the summer of 2000, and sales far exceeded expectations. We are no less gratified by the October 2002 market introduction of Paul Smith Extrême, for which the international rollout is underway. Now in the works is a new Paul Smith fragrance line for men and women for which we have scheduled for a launch in early 2004. With Paul Smith's new line of watches, pens and Reebok retro trainers, all introduced earlier this year, coupled with his growing lines of eyewear, luggage, leather goods, dinnerware and rugs, the fresh, original Paul Smith design and merchandising impressions reach an even wider audience. This can only reinforce our advertising and marketing efforts for the designer's growing portfolio of fragrances.

Since late 1999, we have had a strategic alliance with the world's largest luxury goods company, Louis Vuitton Moêt Hennessey. This alliance has proven to be extremely beneficial in many ways, including the support and insight of two LVMH executives who sit on our Board. Inter Parfums has been selected as the fragrance licensee of two LVMH designers, Christian Lacroix and Celine. There is nothing understated about Christian Lacroix, who is best known for lavish ornamentation and daring color. Credited for restoring the luster to couture fashion, Lacroix had fashion editors take notice when he introduced his Bazar ready-to-wear collection. Building upon this exposure and commercial success, we launched Christian Lacroix: Bazar pour Femme and Bazar pour Homme, the first ever Lacroix fragrance line for men. We are offering a complete ensemble, which includes an eau de toilette spray, deodorant, body shampoo, and after shave accessories. Likewise, the women's line is well rounded, encompassing bath products, lotions as well as eau de parfum spray. The Bazar fragrance family brings new enthusiasm to our Lacroix legacy which began in 1999 with, Lacroix Eau de Parfum followed by Christian Lacroix Eau Florale, a lighter floral fragrance which debuted in 2001. For the warmer months, we have an alcohol-free version of Bazar debuting this spring.

Celine, our second license under our LVMH alliance, is one of the trendiest names in luxury and fashion. Celine is also associated with the fashion designer, Michael Kors. We are playing an important role in Celine's strategy of developing dynamic brand recognition by offering a varied range of luxury items to an international clientele. Celine Pour Femme and Celine Pour Homme fragrances debuted in the fourth quarter of 2001. We accelerated global distribution throughout 2002, particularly in Western Europe and Asia where Celine apparel and leather goods are widely sold in posh boutiques and specialty stores. By the third quarter of 2002, companion bath products hit the display cases. As we closed the first quarter of 2003, we launched a limited edition, seasonal Celine fragrance called Oriental Summer.

Now available in select specialty stores, mid-tier department stores and certain international markets, FUBU Plush for men and woman was our first fragrance family under the FUBU label. A FUBU hair care line is currently under development and an exclusive distribution arrangement has recently been secured with Target Stores. This brand has an urban, trendy, and youthful edge, and its appeal is far-reaching and global with FUBU shops around the world selling FUBU branded eyewear, swimwear, tuxedos, sportswear, footwear and watches.

The license signed with Diane von Furstenberg provides great opportunities for our prestige business and before 2003 year-end, we plan to have the designer's fragrance and our first high-end color cosmetics line in upscale specialty stores in the United States. Initial distribution is set for thirty-eight (38) select Saks Fifth Avenue and Nordstom stores. Diane von Furstenberg is a design and merchandising phenomenon, whose talent, style and business sense permeate the beauty and fragrance lines that bear her name and trademarks. We believe that the Diane von Furstenberg brand has all the earmarks of a big success for us. We have plans to bring skin care and related accessories to market under the designer's trademarks over time.

MASS MARKET PRODUCTS FRAGRANCES, COSMETICS AND HEALTH AND BEAUTY AIDS

Mass Market Fragrances

We produce and sell mass market fragrances, primarily alternative designer fragrances ("ADFs"), for the budget conscious consumer. Our experience shows that we do not cannibalize sales of prestige fragrances by participating in the mass market because the deep discount consumer and the one who shops in department stores or perfumaries are not the same purchaser. Our ADFs appeal to customers seeking an upscale aura of the world's most famous designers and celebrity brands, but are only able to spend $5.00, not $30.00 to $200.00 for their fragrances.

In May 2002, we purchased certain mass market fragrance brands and trademarks of Tristar Corporation, out of bankruptcy, for $3.2 million plus inventory for $3.7 million. We now have greater market share which is reflected in rising sales volume. Further, we eliminated a significant competitor whose distribution channel and customers were identical to ours.

Aziza Cosmetics

Our Aziza cosmetics business is flourishing. Since purchasing the brand from Unilever N.V. in 1995, we have designed our Aziza cosmetic line to target the young teen market through creative packaging, low suggested retail prices, and widespread distribution to approximately 15,000 mass market outlets and discount chains. This is a vibrant business, which we support by a constant influx of new products and colors. When we launched Aziza in 1996, the line consisted of eye make-up, with eye shadow kits, mascara, and pencils. Today, Aziza encompasses a full palette of foundations, blushes, lipsticks and lip pencils, nail polishes as well as grooming implements.

Health and Beauty Aids

In 2001 we entered into the health and beauty aids business utilizing our Intimate trademark purchased from Revlon in 1994. The line includes shampoos, conditioners, hair mousses, lotions and baby oils, which are predominantly sold into the dollar store market. This business is thriving, fueled by our introduction of additional products and by the growing number of stores being opened by the dollar store chains. In fact, our Intimate brand health and beauty aids are sold in some 10,000 doors across the United States.

OUR BUSINESS MODEL

Our business model works, as we now know, in both periods of strong economic growth and downturns. The key to our growth and overall success is in the execution. Our strategy may be simple, but we assure you it isn't easy. At the foundation of our business model are these major themes, we:

- Build upon our existing portfolio of prestige fragrance names through brand extensions and new product launches.
- Expand our prestige brand portfolio with new licenses and when opportunities arise, through acquisitions.
- Develop new mass market product lines and enlarge existing ones, to push more products through existing channels.
- Acquire, in whole or in part, businesses that fortify an existing operation.
- Outsource the capital-intensive aspects of our business, that is, the manufacture of components and filling operations.

To appreciate the effectiveness of this aspect of our business, our 103 full time employees generated $130.4 million in net sales for the year ended December 31, 2002, or nearly $1.3 million per employee.

Flexibility, scalability and diversification underpin this framework. Flexibility and scalability are best illustrated in our ability to fuel the advertising and promotion of big winners or discontinue the underachievers from among our ranks. Diversification is exemplified by the 100 countries in which our products are sold as well as the variety of products sold under the Inter Parfums corporate umbrella.

THE OUTLOOK HAS NEVER BEEN BRIGHTER

We have set $150 million as our 2003 sales forecast and $11 million for net income. We have put together our most ambitious new product pipeline for our prestige business and we have new mass market products hitting the stores throughout the year.

We started this letter by stating that 2002 was our best year ever, and we have our staff to thank for making it so. But, we have every reason to believe that the best is yet to come in 2003 and beyond. We have a strong brand portfolio, a new product schedule that goes well into 2004, a balance sheet that keeps us open to business expansion opportunities, and a reservoir of talent and dedication throughout our ranks. As the two largest Inter Parfums shareholders, our goals are aligned with those of the public shareholders, to build shareholder value.



Philippe Benacin
President,
Vice Chairman of the Board of Directors





Jean Madar
Chief Executive Officer,
Chairman of the Board of Directors



THE COMPANY

BURBERRY

BABY TOUCH


BURBERRY
BABY TOUCH
BURBERRY
BABY TOUCH

the company

We are Inter Parfums, Inc., a world-wide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass market products.

Our worldwide headquarters and the office of our two, wholly-owned New York limited liability companies, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, are located at 551 Fifth Avenue, New York, New York 10176 and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Stock Market (National Market System) and its trading symbol is "IPAR". The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

We operate in the fragrance and cosmetic industry, specializing in prestige perfumes and mass market perfumes, cosmetics and health and beauty aids:

- Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume consistent with world market trends.
- Mass market products - We design, market and distribute inexpensive fragrances and personal care products including alternative designer fragrances, mass market cosmetics and health and beauty aids.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

- Simultaneous briefing with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and mass market communication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.



Suppliers who assist us with product development include:

- Independent perfumery design companies (Federico Restrepo, Fabien Barron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Créations Aromatiques, Robertet, Quest, Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige product lines, 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our French operations were primarily settled in Euros, and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

Prestige Products

For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty-free operators, such as airports and airlines and select vacation destinations.

Approximately 23% of our prestige fragrance net sales are sold in US dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. As a result of our international operations, sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200



points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette



or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network provides us with a significant presence in over 100 countries around the world. Approximately 50 customers out of a total of over 250 active accounts represent 80% of international prestige fragrance sales. No one customer represents more than 10% of sales.

International distribution of our FUBU fragrance products is handled in the same manner as that of our other prestige fragrance lines. United States distribution is the responsibility of our in house sales force who market FUBU fragrance products to specialty retail stores, retail stores which sell FUBU apparel and mid tier department stores.

Mass Market Products

In the United States, mass merchandisers and supermarket chains, are the target customers for our mass market products. Our current customer list includes

- Walmart
- Albertsons
- Family Dollar
- Dollar General
- Dollar Tree Distributors
- Consolidated Stores (Big Lot Stores)
- 99 Cent Only
- Pathmark
- Fred's

In addition, our mass market products are sold to wholesale distributors, such as Variety Wholesalers, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets, such as Charming Shoppes (Fashion Bug).

These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 15,000 retail outlets throughout the United States. Our 140,000 square foot distribution center has provided us with the opportunity and resources to better meet our customers' delivery requirements. The entrepreneurial spirit of our management enables us, and challenges us, to seek out and master new technologies to better serve our customers.

International distribution of our mass market product lines operate through the use of exclusive and nonexclusive distribution agreements in such major territories as:

- Brazil
- Mexico
- Argentina
- Chile
- Columbia
- Canada
- Russia
- Eastern Europe

THE MARKET

The fragrance and cosmetic market can be broken down into two types of retail distribution:

- Selective distribution - perfumeries and specialty sections of department stores, who sell brand name products with a luxury image, and
- Mass distribution - mass merchandisers, discount stores and supermarkets, who sell low to moderately priced mass market products for a broad customer base with limited purchasing power.

Selective Distribution

During 2002, the French perfume industry, which accounts for about 30% of the world market, reported a 4.5% growth rate, as compared to a 7% growth rate in 2001. (Source: Fédération des Industries de la Parfumerie)

Net sales for the French domestic market for selective distribution increased by 3.2% as compare to 5.9% in 2001. During 2002 the French export market increased by 7.8%.


CHRISTIAN
LACROIX

- The European Union: Sales increased overall by 6.5%. Sales were strong in the United Kingdom (15% increase) and Italy (11% increase). Sales in Germany were stable.
- Europe (excluding the European Union countries): Net sales increased 6.2%. Net sales to Turkey rebounded after the 2001 financial crisis with a 27% increase; net sales also increased in Poland (+17%) and Russia (+10%).
- Asia: Net sales increased 7.8%. Asia is becoming one of the biggest markets for French cosmetics and perfumes, with strong increases in China (+27%) and South Korea (+13%). Net sales to Japan also increased 3%.
- North America: Net sales to North America declined 1%, predominantly due to lackluster sales in the United States (-2%), which is still recovering from the events of September 11.

- South America: Net sales to South America suffered a large decline (-17%), as the result of the financial crises in Argentina and Brazil, where sales declined 74% and 15%, respectively. (Source: Fédération des Industries de la Parfumerie)

While our market share is less than 1% in France, in other countries such as the United Kingdom, United States, Italy, Portugal, Saudi Arabia and South Korea, we estimate that our market share is between 1% and 4% of French perfumery imports (internal source).

Mass Distribution

Our mass market products, which consist of low to moderately-priced fragrances, cosmetics and health and beauty aids are designed for a broad customer base with limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets continued to perform very well during the slowdown of the economy. Our Aziza line of cosmetics has achieved widespread acceptance with distribution in over 15,000 doors and growing. Our new line of health and beauty aids, which consists of shampoos, conditioners and lotions, under our Intimate brand, is currently distributed in over 10,000 doors. We expect sales to continue to grow as our high volume, discount store customers open more stores, and we continue to develop new products for them.

COMPETITION

The market for fragrances and beauty related products is highly competitive and sensitive to changing mass market preferences and demands. The prestige fragrance industry is highly concentrated around certain major players with resources far greater than ours. We compete with an original strategy, regular and methodical development of quality fragrances for a growing portfolio of internationally renowned brand names.

Our closest competitors in the prestige market typically do not have mass market products departments. However, they may develop, market and sell prestige cosmetics. We intend to enter the prestige cosmetic market in late 2003 with the launch of our Diane von Furstenberg cosmetic line.


JORDACHE

At the present time, we are aware of approximately four established companies which market similar alternative designer fragrances. This market is characterized by competition primarily based upon price. We feel the quality of our fragrance products, competitive pricing, and our ability to quickly and efficiently develop and distribute new products, will enable us to continue to effectively compete with these companies.

The market for name brand and mass market color cosmetics is highly competitive, with several major cosmetic companies marketing similar products. Many of these companies have substantial financial resources and national marketing campaigns. However, we believe that brand recognition of the Aziza name, together with the quality and competitive pricing of our products, enables us to compete with these companies in the mass market.

The market for health and beauty aids is also highly competitive, and is dominated by large multi-national companies such as Unilever and Proctor and Gamble. We compete primarily with a low price point coupled with the recognition of our brand name, Intimate.


Sales by Geographic Area
North America
31%
Europe
40%
Asia
10%
Middle East
9%
South &
Central America
8%
Other
2%
Middle
East 9%
Asia
10%
North
America
31%
South &
Central
America
8%


Paul Smith
WOMEN
Paul Smith
MEN
THE PRODUCTS

ENQUIRIES: www.inter-parfums.fr • www.paulsmith.co.uk

PAUL SMITH PARFUMS

the products

PRESTIGE PERFUMES

Since 1988 we have sought to build a portfolio of luxury brand names through licensing agreements or through direct acquisition of existing brand names. Under license agreements we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

The creation and marketing of each product line are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally conduct a market study for each proposed product line for almost a full year before we introduce any new product into the market. This market study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Overall spending on marketing and point of sale support aggregated approximately $17.8 million in 2002 with approximately $5.6 million in point of sale support, which is included in cost of sales and $12.2 million in other marketing costs, included in selling expenses. Distributors of our product lines contribute a similar amount for additional marketing support. The cost of launching a new product (molds and tools, start-up costs and communication costs, media, etc.) generally varies from $0.2 million to $2.0 million.

The smooth and consistent operation of our prestige perfume operations requires a thorough knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity, as well as a highly professional approach to international distribution channels. Our prestige fragrances have an average life expectancy of five to ten years, and retail at prices of $30 to $80.

Our brand name portfolio, which has been steadily increasing since 1988, is now made up essentially of seven brand names, each of which has a variety of product lines. Net sales of Burberry products accounted for 40.6%, 40.8% and 37.8% of net sales for the years ended December 31, 2002, 2001 and 2000, respectively.

During Fiscal 2002, in accordance with our business plan to maximize the value of our licenses, we launched several new name brand lines, including Christian Lacroix Bazar, S.T. Dupont Essence Pure, Paul Smith Extrême and FUBU Plush, which are discussed in more detail below.

In addition, we have planned several new product launches for 2003, including for the first time, special, limited edition, seasonal fragrances.

The following is a description of our major, prestige fragrance brands.



BURBERRY (Burberry London, Burberry Week end, Burberry Touch)

Burberry is our leading selective brand name and we are operating under the terms of an exclusive worldwide license agreement entered into in 1993. In February 2000, we extended the license agreement until December 31, 2006, and in 2001 we expanded the license to include baby fragrance and toiletry products.

In August 2000, we launched two new Burberry perfume lines, Burberry Touch for men and Burberry Touch for women, and in 2001 we extended the Burberry Touch line to bath products.

We have launched a new Burberry fragrance in the second quarter 2003, and we also expect to launch a new line for Burberry in the fourth quarter of 2003.

S.T. DUPONT (S.T. Dupont Paris, S.T. Dupont Essence Pure)

In June 1997, we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Based on a strong international luxury image, two lines launched in September 1998 made a promising start with a strong sell through. A line of bath products introduced during the first half of 1999 further enhanced the image of the brand.


S.T. Dupont
S.T. Dupont

In March 2000, we launched a new S.T. Dupont Signature line of two new highly selective perfumes. The Signature line did not meet our overall expectations and it was discontinued in 2002. In late 2002, we launched S.T. Dupont Essence Pure, a new line for men and women under our S.T. Dupont license.

PAUL SMITH (Paul Smith, Paul Smith Extrême)

We signed an exclusive license agreement with Paul Smith in December 1998 for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics, our first designer fragrance.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor. These images, in conjunction with a growing audience, provide the justification for the creation of a perfume and cosmetics line. We launched our first line of Paul Smith perfumes in certain international markets beginning in July 2000.

In October 2002, we commenced the initial launch of our new Paul Smith Extrême line and we are creating a new Paul Smith fragrance line for men and women which we have tentatively scheduled to launch in the Spring of 2004.

CHRISTIAN LACROIX
(Eau Florale, Bazar)

In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, a division of LVMH Moët Hennessy Louis Vuitton S.A. ("LVMH"), for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our first Christian Lacroix line, Eau de Parfum, was launched in 1999 and in 2001, we launched a lighter eau de toilette fragrance, Eau de Florale.

During 2002, we developed and launched two completely new lines for Christian Lacroix: Bazar pour femme and Bazar pour homme. The Bazar pour femme comes in an eau de parfum spray as well as an Eau Déodorante Natural Spray, Perfumed Body Lotion and Perfumed bath and shower gel. The Bazar pour homme comes in an eau de toilette spray a Deodorant Stick, All Over Shampoo, After-Shave balm and After-Shave.

We have debuted a limited edition, Christian Lacroix seasonal fragrance in April 2003.

CELINE
(Celine, Oriental Summer)


CELINE

In May 2000, we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moët Hennessy Louis Vuitton S.A. We launched two new fragrance lines in the fourth quarter of 2001. We also introduced a Celine bath line in the third quarter of 2002.

Celine, a French luxury fashion and accessory company, and part of LVMH, is known throughout the world for its luxury and quality products, as well as the unique designs of Michael Kors. This agreement is an important part of Celine's strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele. Association with this prestigious fashion label is an important step in the development and expansion of our prestige business. This relationship is expected to add strength to all of our prestige brands and contribute to our continued growth.

We have debuted a limited edition Celine seasonal fragrance called Oriental Summer, in March 2003.

DIANE VON FURSTENBERG

In May 2002, we entered into an exclusive worldwide license agreement with Diane Von Furstenberg Studio, L.P. for the development, manufacturing and distribution of fragrance, cosmetics, skin care and related beauty products, to be sold under the Diane Von Furstenberg, DVF, Diane Von Furstenberg The Color Authority, and Tatiana brand names. Our rights under such license agreement are subject to certain minimum sales requirements, advertising expenditures and royalty payments.



DIANE von FURSTENBERG

Designer and entrepreneur, Diane von Furstenberg has been on the American fashion scene since the mid 1970's when she launched her first fashion coup, the wrap dress. Some five million were sold globally, attesting to the designer's ability to innovate. Throughout her career, she embarked on many other ventures, including home fashion products, fragrances and cosmetics, retail shops, and book publishing. Today, Diane von Furstenberg has reestablished her name in the fashion arena. Her collection is distributed worldwide through the finest specialty and department stores.

We have begun working on a new prestige fragrance and cosmetic line, which we expect to launch with very selective distribution in late 2003.

FUBU
(FUBU Plush)

In June 2000, we signed an exclusive worldwide agreement with FUBU The Collection to produce and sell men's and women's fragrances. Our agreement with FUBU will allow us to offer a new, contemporary fragrance to consumers. Everything about the FUBU fragrance lines, from scent to packaging, advertising and marketing, complements the lifestyle image of the FUBU collections.

Founded by four young men in 1992, FUBU exploded onto the young men's fashion scene. Music, movie, television and sport stars have worn the designs all recognizable by the FUBU logos. Today, FUBU product sales exceed $400 million, and encompass men's sportswear-formalwear, ladies, and children's apparel, as well as footwear and accessory items. The exposure FUBU has received has helped to create a loyal brand following from ages 5-55 in both the U.S. and abroad. Today's FUBU customers are both men and women, living in big cities and small towns, and encompass many diverse ethnic, racial and cultural backgrounds.

During 2002, we launched our FUBU Plush line for men and women, our first two lines under our FUBU license agreement. The FUBU Plush line for men consists of an eau de toilette spray, Soothing After Shave Spray, Cooling After Shave Balm and Moisturizer, and Foaming Hair and Body Wash. The FUBU Plush line for women consists of an eau de parfum spray and three bath and body products: Silky Fresh Mist, Posh Body Lotion and Lavish Shower Gel.

MOLYNEUX (Quartz, Quartz Pour Homme, Modern Quartz)

The Molyneux brand name, which we purchased in March 1994, was originally created at the turn of the century by the fashion designer Edouard Molyneux, and ranks among the institutional brand names of French perfumery. Molyneux enjoys a very prominent market position in South America, especially through the "Quartz" line for women, which was launched in 1978. The Molyneux brand provides synergies with the Burberry brand name among duty-free operators (joint sales areas, use of the same demonstrators, and enhanced positioning for negotiating with duty-free operators and other customers). The Molyneux name is also well established in France and other Western European countries. In January 2000, we launched a totally new line, called Modern Quartz, by Molyneux, in a modernistic package and in 2001 we launched a men's version, Modern Quartz for Men.

MASS MARKET PRODUCTS

Mass Market Fragrances

We produce and market a complete line of alternative designer fragrances and personal care products which sell at a substantial discount from their high profile, high retail cost, brand name counterparts. Our alternative designer fragrances, which are produced in the United States, are similar in scent to highly advertised designer fragrances that are marketed at a high retail price. These products are intended to have an upscale image without a high retail price, and typically sell at a price below $5.00 at the mass market retail level, substantially discounted from the high cost of designer fragrances which typically range from $30.00 to $200.00 at prestige retail locations.

Our alternative designer fragrances encompass a complete and increasing array of fragrances, body sprays, deodorants and perfumed creams. Product line extensions into additional personal care products are ongoing and development of new and innovative product lines is a continuous process.

New designer fragrances are constantly being launched in the marketplace. Substantial expenditure of advertising dollars, selective distribution and a high retail price create a perfect candidate for an alternative designer fragrance. We react to demand by creating a similar scent which, when combined with an innovative packaging design, is ready for sale to mass market merchandisers, chain drug stores, wholesalers and international trading companies. To this end, our strategy is to be among the first to release these new introductions into the market.

In May 2002 we, through our wholly-owned subsidiary, Jean Philippe Fragrances, LLC, acquired certain mass market fragrance brands, intellectual property, trademarks and inventory from Tristar Corporation, a Debtor-in-Possession in the Chapter 11 proceeding paying $3.2 million for the intellectual property and $3.7 million for inventory.

Tristar had been one of our most significant competitors over the years, and we believe this acquisition will benefit our mass market business on many fronts. We now have greater market share; the additional brands will open new retail accounts for us; and, we are adding sales volume.

Under the terms of a license agreement signed in 1990 with Jordache Enterprises, we have capitalized on the strength and awareness of the Jordache trademark. Our rights under this license agreement, which terminate on 30 June 2005 unless further renewed, are subject to certain minimum sales requirements and the payment of royalties. Recent new introductions in the fragrance category are directed at and focused on the younger, trendy mass market consumer who is the core of the Jordache franchise. New packaging, which utilizes the latest in graphic technology, is both innovative and attractive. We expect to continue this trend with additional line extensions under the Jordache brand name.



Mass Market Cosmetics

We purchased the trademark, Aziza from Unilever N.V. in 1995. After extensive market research and product development, we launched an Aziza product line in February 1996. The recognition of the Aziza trade name provided us with the opportunity to introduce a new cosmetic line with an existing loyal customer base.

During August 1999, we introduced an Aziza line of low priced eyeshadow kits, mascara, and lip pencils, which is geared towards the young teen market. This product line, with its low suggested retail prices, is being distributed to mass market retailers and discount chains, including the 99 Cent and Dollar Store markets.

Recent line extensions to Aziza include foundation, lipstick, nail polish and related accessories. Aziza is presently distributed in approximately 15,000 mass market outlets throughout the United States.

Mass Market Health and Beauty Aids

During 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand, consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and discount chains as our Aziza cosmetic line. Intimate health and beauty aids are


Dry Skin Lotion
SPORT STICK


THE ORGANIZATION
PLUSH
FRAGRANCES FOR MEN AND LADIES
FUBU

the organization

All corporate functions including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar:

Finance, investor relations and administration -

Russell Greenberg in the United States and Philippe Santi in France

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations -

Gerald McKenna and Alex Canavan in the United States and Eric de Labouchere in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export sales -

Bruce Elbilia in the United States and Frédéric Garcia-Pelayo in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (home country) sales -

Wayne Hamerling in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

organizational chart


19%
LV Capital
USA, Inc.
61%
Philippe Benacin
Jean Madar
20%
Public
Shareholders
Inter Parfums, Inc.
(Nasdaq-"IPAR")
100%
Inter Parfums
Holding, S.A.
100%
Jean Philippe
Fragrances, LLC
100%
Inter Parfums
USA, LLC
77%
Inter Parfums, S.A.
(Second Market,
Paris)

management's discussion and analysis of financial condition and results of operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are a leading manufacturer and distributor of fragrances, cosmetics and health and beauty aids. We combine innovation and creativity to produce quality products for our customers around the world.

We operate in the fragrance and cosmetic industry, specializing in prestige perfumes and mass market perfumes, cosmetics and health and beauty aids:

- Prestige products - for each prestige brand, owned or licensed by us, we develop an original concept for the perfume consistent with world market trends.
- Mass market products - we design, market and distribute inexpensive fragrances and personal care products, including alternative designer fragrances, mass market cosmetics and health and beauty aids.

Forward Looking Statements

Statements in this annual report, which are not historical in nature, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from projected results. Given these risks, uncertainties and other factors, persons are cautioned not to place undue reliance on the forward-looking statements.

Such factors include effectiveness of sales and marketing efforts and product acceptance by consumers, dependence upon management, competition, currency fluctuation and international tariff and trade barriers, governmental regulation and possible liability for improper comparative advertising or "Trade Dress".

Related Party Transactions

We have entered into two (2) licenses with affiliates of our strategic partner, LV Capital, USA Inc. ("LV Capital"), a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton S.A. In May 2000 we entered into an exclusive worldwide license for prestige fragrances for the Celine brand, and in March 1999 we entered into an exclusive worldwide license for Christian Lacroix fragrances. Both licenses are subject to certain minimum sales requirements, advertising expenditures and royalty payments as are customary in our industry.


$101.6
$112.2
$130.4
2000
2001
2002
Net Sales

Results of Operations

Net sales for the year ended December 31, 2002 increased 16% to a record $130 million. For the year ended December 31, 2001, net sales were up 10%. At comparable foreign currency exchange rates, net sales rose 12% in both 2002 and 2001. The increases in net sales are attributable to increases in both our prestige and mass market product lines.

Prestige product sales, which were up approximately 13% in 2001, grew another 12% in 2002. The growth in 2001 was the result of the continued global roll-out of our Burberry Touch fragrance line. During 2001, we also continued the geographic expansion of our Paul Smith fragrance line. In addition, in October 2001, our Celine fragrance line debuted in the United States and France. Our Celine fragrance launch began slowly in the weeks following September 11th and prestige fragrance sales in general were slow for the first six months of 2002. However, we began to see a significant turnaround in July 2002, which continued for the remainder of the year.

Prestige product sales growth in 2002 was spurred by increased global distribution of our Celine brand, which has a strong following throughout Western Europe and Japan. We also launched a new Christian Lacroix fragrance line, Bazar, for men and women as well as two fragrance line extensions, Essence Pure by S.T. Dupont and Paul Smith Extreme.

We have a strong line-up of new brands and brand extensions in our 2003 new product pipeline. In the spring of 2003 we plan to debut summer seasonal fragrances for both our Celine and Christian Lacroix fragrance lines. During the fourth quarter of 2003, we plan to unveil a completely new Burberry fragrance line and in October 2003 we plan to launch a fragrance and cosmetic line under the Diane von Furstenberg label.

With respect to our mass market product lines, sales gains were achieved in all three of our principal product groups: mass market fragrances, Intimate health and beauty aids and Aziza cosmetics, for an overall improvement of 27% in 2002. Sales growth in mass market fragrances stems from our acquisition of certain fragrance brands from Tristar Corporation ("Tristar"), a Debtor-in-possession in a Chapter 11 proceeding. In May 2002, we purchased trademarks and related intellectual property of certain brands for $3.2 million, and acquired certain existing inventory for approximately $3.7 million. Tristar was one of our most significant competitors in mass market fragrances and the brands acquired are being sold in the same distribution channels as that of our other mass market fragrance lines. New product line extensions were the primary reasons for the increased sales volume from our Intimate health and beauty aids and Aziza cosmetic lines in 2002. We anticipate that there will be additional mass market sales growth in 2003 as we will be selling Tristar brands for a full year.

For 2001, our mass market product sales were up 5% as a result of the initial launch of our Intimate health and beauty aid line, as well as the continuing success of our Aziza line of cosmetics.

Our new product development program for all three of our principal mass market product groups is well under way, and we expect to roll out new mass market products throughout 2003. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

Gross profit margins were 46.5% in 2002, 48.4% in 2001 and 48.9% in 2000. In 2001 and 2000, gross profit margins were ahead of our target rates of 45% to 46% primarily as a result of the strong dollar in relation to the Euro. This results from the fact that certain European sales are denominated in US dollars. In 2002, the weak US dollar reversed that trend. In addition, our prestige fragrance lines, which in 2001 and 2000 grew at a faster rate than our mass market lines, generate a higher gross profit margin than our mass market product lines. In 2002, our mass market lines grew at a higher rate. If the dollar remains weak throughout 2003, then gross margins are expected to hover around our target rates of 45% to 46%.


$11.6
$14.7
$17.5
2000
2001
2002
Income From Operations

Selling, general and administrative expenses aggregated $43.1 million in 2002, $39.6 million in 2001 and $37.5 million in 2000. As a percentage of sales, selling, general and administrative expenses were 33%, 35% and 37% in 2002, 2001 and 2000, respectively. Our mass market sales do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable. As a result, the increase in mass market sales enables us to spread our fixed costs over a larger net sales base. On the other hand, promotion and advertising are prerequisites for sales of designer products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige fragrance brands and to build upon each brand's awareness. Promotion and advertising expense was approximately 14% of prestige fragrance sales in 2002 and 2001, and 15% in 2000. In addition, recent increases in certain fixed costs, including insurance, rent and wages, is expected to cause a slight rise in selling, general and administrative expenses going into 2003.

As previously reported, our French subsidiary, Inter Parfums, S.A., is a party to litigation with Jean Charles Brosseau, S.A. ("Brosseau"), the licensor of the Ombre Rose trademark. In October 1999, Inter Parfums, S.A. received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600,000 and which directed Inter Parfums, S.A. to turn over its license to Brosseau within six months.

Inter Parfums, S.A. is appealing the judgment as it vigorously and categorically denies the claims of Brosseau. In June 2000, as a result of certain developments, Inter Parfums, S.A. and its special litigation counsel considered it likely that the judgment would be sustained and therefore took a charge against earnings for $600,000, the full amount of the judgment. In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required Inter Parfums, S.A. to pay $142,000 as an advance for damages claimed by Brosseau.

Inter Parfums, S.A. is continuing its appeal as it still denies the claims of Brosseau. We do not believe that such litigation will have any further material adverse effect on our financial condition or operations.

During the year ended December 31, 2000 we sold marketable securities and realized a gain of $1.4 million ($645,000 after taxes and minority interest). On occasion, we invest excess cash in marketable securities, which are classified as available-for-sale. These funds are available to support current operations or to take advantage of other investment opportunities. At December 31, 2000, we had no remaining marketable security positions and there were no marketable security transactions in 2001 and 2002.

Interest expense aggregated $400,000, $300,000 and $400,000 for the years ended December 31, 2002, 2001 and 2000, respectively. We use the credit lines available to us, as needed, to finance our working capital needs.

Foreign currency gains or (losses) aggregated $(106,120), $100,000 and $(200,000) for the years ended December 31, 2002, 2001 and 2000, respectively. Occasionally, we enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.


$0.34
$0.41
$0.47
2000
2001
2002
Fully Diluted Earnings Per Share

Our effective income tax rate was 36%, 37% and 42% for the years ended December 31, 2002, 2001 and 2000, respectively. Tax rates in France declined slightly in 2002 and the effective tax rate for the year ended December 31, 2000 included a $480,000 accrual to cover the potential exposure related to tax audits of Inter Parfums, S.A. commenced by the French Tax Authorities. Excluding such charge our effective tax rate for 2000 was 38%.

Net income increased 16% to $9.4 million in 2002 after increasing 23% to $8.1 million in 2001. Net income for the year ended December 31, 2000 included charges of $630,000 and a gain of $645,000, all after taxes and minority interest. The charges represent an accrual for exposure relating to the Brosseau litigation of $260,000 and a potential tax assessment of $370,000. The gain represents a realized gain on sale of marketable securities.

Diluted earnings per share increased 15% to $0.47 in 2002 after increasing 20% to $0.41 in 2001. Weighted average shares outstanding aggregated 18.8 million, 17.8 million and 17.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. On a diluted basis, average shares outstanding were 19.9 million, for both years ended December 31, 2002 and 2001 and 19.5 million in 2000.

Liquidity and Financed Resources

Profitable operating results continue to strengthen our financial position. At December 31, 2002, working capital aggregated $83.8 million and we had a working capital ratio of 3.4 to 1. Cash and cash equivalents aggregated $38.3 million and our net book value was $4.26 per outstanding share as of December 31, 2002. Furthermore, we had no long-term debt.


$57.7
$68.2
$83.8
2000
2001
2002
Working Capital

On occasion we use a portion of our cash to make investments in marketable equity securities classified as available-for-sale. These funds are available to support current operations or to take advantage of other investment opportunities. These investments are made to maximize our return on cash. As of December 31, 2002 we had no marketable security positions.

Our short-term financing requirements are expected to be met by available cash at December 31, 2002, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2003 are a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $12.0 million in credit lines provided by a consortium of international financial institutions.

Cash provided by operating activities aggregated $12.7 million for the year ended December 31, 2002 as compared to $7.0 million in 2001. At December 31, 2002, excluding the effect of foreign currency exchange rates, accounts receivable and inventories were up 17% and 4%, respectively, from December 31, 2001. The 17% increase in accounts receivable is not unusual considering that net sales for the three months and year ended December 31, 2002, in constant dollars, were up 27% and 12%, respectively. The increase in inventories is primarily attributable to the Tristar inventory purchased in connection with the intellectual property acquisition in May 2002. In addition, we anticipate an inventory buildup throughout 2003 to support our schedule of new product launches.


$27.6
$28.6
$38.3
2000
2001
2002
Cash and Cash Equivalents

Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share, approximately $1.1 million per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on 15 April 2002 to shareholders of record on 31 March 2002.

In March 2003, our board of directors increased the cash dividend to $.08 per share, approximately $1.5 million per annum, payable $.02 per share on a quarterly basis. The first cash dividend of $.02 per share was paid on April 15, 2003 to shareholders of record on March 31, 2003. This increased cash dividend represents a small part of our cash position and is not expected to have any significant impact on our financial position.

In December 2002, the Chief Executive Officer exercised an outstanding stock option to purchase 132,000 shares of common stock, and the President exercised two outstanding stock options to purchase an aggregate of 199,500 shares of common stock. The exercise prices of $381,348 for the Chief Executive Officer and $613,818 for the President, respectively,

management's discussion and analysis of financial condition and results of operations

were paid by each of them tendering to us 46,419 and 74,721 shares of our common stock, previously owned by the Chief Executive Officer and the President, respectively, valued at $8.215 per share, the fair market value on the date of exercise. All shares issued pursuant to these option exercises were issued from our treasury stock. In addition, the Chief Executive Officer tendered an additional 23,535 shares for payment of withholding taxes resulting from the option exercises. As a result of this transaction, we expect to receive a tax benefit of approximately $600,000, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

In January 1999, certain member countries of the European Union established permanent fixed rates between their existing currencies and the European Union's common currency, the Euro. The transition period for the introduction of the Euro was completed on January 1, 2002. The introduction of the Euro and the phasing out of other currencies have not had any material impact on our consolidated financial statements.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2002.

Discussion of Critical Accounting Policies

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and which require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

Revenue Recognition

We sell our products to department stores, perfumeries, mass market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by domestic subsidiaries are denominated in U.S. dollars and sales of such products by foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon analysis of the customer's financial position and previously established buying patterns. We do not generally bill customers for shipping and handling costs and, accordingly, classify such costs as selling and administrative expenses. Revenues are recognized when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns and trade discounts and allowances.

We do not generally allow customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based on estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from estimates if factors such as economic conditions, inventory levels or competitive conditions differ from expectations.

Promotional Allowances

We have various performance-based arrangements with retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

Equipment and Other Long-Lived Assets

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment could result in shortened useful lives.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

Quantitative and Qualitative Disclosures About Market Risk

General

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At 31 December 2002, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $10.3 million and GB Pounds 2.3 million.

contractual obligations

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations ($ in thousands).

	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	Years 2-3	Years 4-5	More Than 5 Years
Long-Term Debt	$ 0	$ 0	$ 0	$ 0	$ 0
Capital Lease Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Leases	$ 9,530	$ 2,670	$ 3,816	$ 1,378	$ 1,666
Purchase Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Other Long-Term Liabilites Reflected on the Registrant's Balance Sheet Under GAAP	$ 0	$ 0.10	$ 0	$ 0	$ 0
Minimum Royalty Obligations	$28,423	$ 3,251	$ 9,391	$ 7,688	$ 8,093
Total	$37,953	$ 5,921	$13,207	$ 9,066	$ 9,759

quarterly financial data (unaudited)

(In thousands, except per share data)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 28,418	$ 27,443	$ 37,374	$ 37,117	$ 130,352
Cost of sales	14,712	14,635	20,914	19,499	69,760
Net income	2,010	1,926	2,691	2,778	9,405
Net income per share					
Basic	$ 0.11	$ 0.10	$ 0.14	$ 0.15	$ 0.50
Diluted	$ 0.10	$ 0.10	$ 0.14	$ 0.14	$ 0.47
Average common shares outstanding					
Basic	18,750	18,761	18,781	18,817	18,777
Diluted	19,961	20,022	19,877	19,935	19,948

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$31,043	$ 26,260	$ 27,628	$ 27,302	$ 112,233
Cost of sales	15,429	13,701	14,347	14,410	57,887
Net income	2,031	1,941	1,922	2,225	8,119
Net income per share[1]					
Basic	$ 0.12	$ 0.11	$ 0.11	$ 0.12	$ 0.46
Diluted	$ 0.10	$ 0.10	$ 0.10	$ 0.11	$ 0.41
Average common shares outstanding[1]					
Basic	17,448	17,446	17,788	18,657	17,835
Diluted	19,640	19,985	20,167	19,950	19,936

[1]*Adjusted for the 3:2 stock split (50% stock dividend) paid in September 2001.*

consolidated balance sheets

(In thousands, except share and per share data)

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 38,290	$ 28,562
Accounts receivable, net of allowances of $1,801 and $1,914 in 2002 and 2001, respectively	41,232	31,223
Inventories	32,198	27,645
Receivables, other	1,211	944
Other current assets	2,122	1,362
Income tax receivable	2,014	2,633
Deferred tax asset	1,099	1,360
Total current assets	118,166	93,729
Equipment and leasehold improvements, net	4,213	3,896
Trademarks and licenses, net	6,745	3,842
Other assets	246	305
Deferred tax asset		767
	$ 129,370	$102,539
Liabilities		
Current liabilities:		
Loans payable - banks	$ 1,794	$ 1,308
Accounts payable	20,007	15,510
Accrued expenses	10,733	7.960
Income taxes payable	1,519	747
Dividends payable	285	
Total current liabilities	34,338	25,525
Deferred tax liability	650	739
Long-term debt		1,366
Minority interest	13,466	9,818
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $.001 par value; authorized 1,000,000 shares; none issued		
Common stock, $.001 par value; authorized 30,000,000 shares; outstanding 18,976,207 and 18,692,269 shares in 2002 and 2001, respectively	19	19
Additional paid-in capital	33,441	32,470
Retained earnings	75,063	66,788
Accumulated other comprehensive loss	(1,394)	(8,043)
Treasury stock, at cost 7,305,609 and 7,492,463 shares in 2002 and 2001, respectively	(26,213)	(26,143)
Total shareholders' equity	80,916	65,091
	$ 129,370	$ 102,539

See notes to financial statements.

consolidated statements of income

(In thousands, except share and per share data)

	2002	2001	2000
Net sales	**$ 130,352**	$ 112,233	$ 101,582
Cost of sales	**69,760**	57,887	51,873
Gross margin	**60,592**	54,346	49,709
Selling, general and administrative	**43,072**	39,624	37,509
Litigation expense			556
Income from operations	**17,520**	14,722	11,644
Other charges (income):			
Interest	**394**	347	363
Loss (gain) on foreign currency	**106**	(53)	185
Interest income	**(628)**	(1,115)	(1,065)
Realized gain on sale of marketable securities			(1,396)
Loss on subsidiary's issuance of stock	**67**	87	18
	(61)	(734)	(1,895)
Income before income taxes	**17,581**	15,456	13,539
Income taxes	**6,282**	5,659	5,631
Income before minority interest	**11,299**	9,797	7,908
Minority interest in net income of consolidated subsidiary	**1,894**	1,678	1,319
Net Income	**$ 9,405**	$ 8,119	$ 6,589
Net income per share:			
Basic	**$ 0.50**	$ 0.46	$ 0.37
Diluted	**$ 0.47**	$ 0.41	$ 0.34
Weighted average number of shares outstanding:			
Basic	**18,776,988**	17,834,945	17,590,106
Diluted	**19,948,305**	19,935,534	19,500,648

See notes to financial statements.

consolidated statements of changes in shareholders' equity

(In thousands, except share and per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income	Accumulated Other Compre-hensive Loss	Treasury Stock	Total
Balance - January 1, 2000	17,749,082	$ 18	$ 26,512	$ 52,080		$ (4,290)	$(21,959)	$ 52,361
Comprehensive income:								
Net income				6,589	$ 6,589			6,589
Foreign currency translation adjustments					(1,892)	(1,892)		(1,892)
Reclassification adjustment for gains realized in net income					(392)	(392)		(392)
Total comprehensive income					$ 4,305			
Shares issued upon exercise of stock options (including income tax benefit)	280,734		1,210					1,210
Purchased treasury shares	(515,400)						(2,815)	(2,815)
Balance - December 31, 2000	17,514,416	18	27,722	58,669		(6,574)	(24,774)	55,061
Comprehensive income:								
Net income				8,119	$ 8,119			8,119
Foreign currency translation adjustments					(1,474)	(1,474)		(1,474)
Cumulative effect of adopting SFAS No. 133 as of January 1, 2001					274	274		274
Gains on derivatives reclassified into earnings					(274)	(274)		(274)
Change in fair value of derivatives					5	5		5
Total comprehensive income					$ 6,650			
Shares issued upon exercise of stock options (including income tax benefit)	1,864,925	2	4,748				5,225	9,975
Shares received as proceeds of option exercises	(616,822)	(1)					(6,167)	(6,168)
Purchased treasury shares	(70,250)						(427)	(427)
Balance - December 31, 2001	18,692,269	19	32,470	66,788		(8,043)	(26,143)	65,091
Comprehensive income:								
Net income				9,405	$ 9,405			9,405
Foreign currency translation adjustments					6,746	6,746		6,746
Change in fair value of derivatives					(97)	(97)		(97)
Total comprehensive income					$16,054			
Dividends				(1,130)				(1,130)
Shares issued upon exercise of stock options (including income tax benefit)	428,613		971				1,119	2,090
Shares received as proceeds of option exercises	(144,675)						(1,189)	(1,189)
Balance - December 31, 2002	18,976,207	$ 19	$ 33,441	$ 75,063		$ (1,394)	$(26,213)	$ 80,916

See notes to financial statements.

consolidated statements of cash flows

(In thousands, except share and per share data)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 9,405	$ 8,119	$ 6,589
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,220	2,134	2,362
Realized gain on sale of marketable securities			(1,396)
Minority interest in net income of consolidated subsidiary	1,894	1,678	1,319
Deferred tax expense	830	2	476
Loss on subsidiary's issuance of stock	67	87	18
Gain on sale of trademark	(87)		
Changes in:			
Accounts receivable, net	(5,515)	(1,535)	(6,173)
Inventories	(1,185)	(3,282)	(6,872)
Other assets	(543)	(78)	(252)
Accounts payable and accrued expenses	3,363	(663)	3,753
Income taxes payable	2,291	494	412
Net cash provided by operating activities	12,740	6,956	236
Cash flows from investing activities:			
Purchase of equipment and leasehold improvements	(1,317)	(2,453)	(1,580)
Trademark acquisitions	(3,225)		
Proceeds from sale of trademark	158		
Purchase of marketable securities			(3,671)
Proceeds from sale of marketable securities			8,325
Net cash (used in) provided by investing activities	(4,384)	(2,453)	3,074
Cash flows from financing activities:			
Increase (decrease) in loans payable - banks	353	(1,130)	1,788
Repayment of long-term debt	(1,445)		
Proceeds from sale of stock of subsidiary	15	112	67
Purchase of treasury stock	(193)	(1,925)	(2,815)
Proceeds from exercise of options	295	224	1,210
Dividends paid	(844)		
Dividends paid to minority interest	(273)	(197)	(135)
Net cash (used in) provided by financing activities	(2,092)	(2,916)	115
Effect of exchange rate changes on cash	3,464	(624)	(762)
Net increase in cash and cash equivalents	9,728	963	2,663
Cash and cash equivalents - beginning of year	28,562	27,599	24,936
Cash and cash equivalents - end of year	$ 38,290	$ 28,562	$ 27,599
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 334	$ 409	$ 404
Income taxes	$ 2,047	$ 4,235	$ 2,683

See notes to financial statements.

notes to consolidated financial statements

(In thousands, except share and per share data)

(Note A) - The company and its significant accounting policies:

Business of the company:
The Company is a manufacturer and distributor of prestige brand name fragrances and mass market fragrances, cosmetics and personal care products.

Basis of preparation:
The consolidated financial statements include the accounts of Inter Parfums, Inc. and its domestic and foreign subsidiaries (the "Company") including, majority-owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation:
For foreign subsidiaries that operate in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity. In instances where the financial statements of foreign entities are remeasured into their functional currency (U.S. dollars), the remeasurement adjustment is recorded in operations.

Cash equivalents:
All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Marketable securities:
All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at fair value based upon market quotes. Unrealized holding gains and losses, net of deferred taxes, are computed on the basis of specific identification and are reported as a separate component of shareholders' equity. Realized gains and losses, and decreases in value, judged to be other than temporary, are included in other charges (income). The cost of securities sold is based on the specific identification method and interest and dividend income is recognized when earned.

Financial instruments:
The carrying amount of accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable and long-term debt approximates fair value as the interest rates on the Company's indebtedness approximate current market rates.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded in a separate component of shareholders' equity.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized in the income statement. At December 31, 2002, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately US $10.3 million and GB pounds 2.3 million.

Inventories:
Inventories are stated at the lower of cost (first-in, first-out) or market.

Equipment and leasehold improvements:
Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method and the declining-balance method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

Trademarks and licenses:
Trademarks with indefinite useful lives are stated at cost and through December 31, 2001, were amortized by the straight-line method over 20 years. The cost of licenses acquired is being amortized by the straight-line method over the term of the respective licenses.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 establishes new guidelines for accounting for goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill and intangible assets with an "indefinite useful life" associated with acquisitions consummated after June 30, 2001 are not amortized until their useful lives are determined to no longer be indefinite. The Company has adopted the remaining provisions of SFAS No. 142 on January 1, 2002. Since adoption, existing intangible assets with an "indefinite useful life" are no longer amortized but instead are assessed for impairment at least annually. The Company does not believe that the adoption of SFAS No. 142 had any material effect on the Company's financial statements. Amortization of intangible assets with indefinite useful lives for the years ended December 31, 2001 and 2000 was $350 and $510, respectively.

The Company reviews trademarks and licenses for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue recognition:
Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data.

Issuance of common stock of subsidiary:
The difference between the Company's share of the proceeds

received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

Stock-based compensation:
The Company accounts for stock-based employee compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25"). The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which was released in December 2002 as an amendment of SFAS No. 123.

The Company applies APB No. 25 and related interpretations in accounting for its stock option incentive plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards.

	Year ended December 31,		
	2002	2001	2000
Reported net income	$ 9,405	$ 8,119	$ 6,589
Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(257)	(244)	(105)
Pro forma net income	$ 9,148	$ 7,875	$ 6,484
Income per share, as reported:			
Basic	$ 0.50	$ 0.46	$ 0.37
Diluted	$ 0.47	$ 0.41	$ 0.34
Pro forma net income per share:			
Basic	$ 0.49	$ 0.44	$ 0.37
Diluted	$ 0.46	$ 0.40	$ 0.33

The weighted average fair values of the options granted during 2002, 2001 and 2000 are estimated as $2.25, $1.94 and $1.93 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.8% in 2002, 0% in 2001 and 2000; volatility of 50% in 2002 and 40% in 2001 and 2000; risk-free interest rates at the date of grant, 1.83% in 2002, 3.05% in 2001 and 5.88% in 2000; and an expected life of the option of two years.

Earnings per share:
Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share are computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except share and per share data)

	Year ended December 31,		
	2002	2001	2000
Numerator:			
Net income	$ 9,405	$ 8,119	$ 6,589
Denominator:			
Weighted average shares	18,776,988	17,834,945	17,590,106
Effect of dilutive securities:			
Stock options	1,171,317	2,100,589	1,910,542
Denominator for diluted earnings per share	19,948,305	19,935,534	19,500,648

Not included in the above computations are anti-dilutive potential common shares which consist of options to purchase 114,000, 9,000 and 2,000 shares of common stock for 2002, 2001 and 2000, respectively.

Recent accounting pronouncements:
In April 2002, The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for fiscal years beginning after May 15, 2002. This statement rescinds the indicated statements and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We do not expect the adoption of this new standard to have a material impact on our results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for exit or disposal activities after December 31, 2002. This statement nullifies Emerging Issue Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement requires that liabilities associated with exit or disposal activities initiated after adoption to be recognized and measured at fair value when incurred as opposed to at the date an entity commits to the exit or disposal plans. We do not expect the adoption of this new standard to have a material impact on our results of operations or financial position.

(Note B) - Asset Acquisition:

On May 21, 2002, we purchased certain mass market fragrance brands and inventories of Tristar Corporation, a Debtor-in-Possession. The trademarks and related intellectual property was purchased for approximately $3.2 million, and we acquired certain existing inventory for approximately $3.7 million.

(Note C) - Marketable securities:

Marketable securities represent equity securities classified as available-for-sale. During the year ended December 31, 2000 all marketable securities were sold and a gain of $1,396 was realized.

(Note D) - Inventories:

	December 31,	
	2002	2001
Raw materials and component parts	$ 11,080	$ 8,823
Finished goods	21,118	18,822
Total	$ 32,198	$ 27,645

notes to consolidated financial statements

(In thousands, except share and per share data)

(Note E) - Equipment and leasehold improvements:

	December 31, 2002	December 31, 2001
Equipment	$ 11,772	$ 9,122
Leasehold improvements	383	382
	12,155	9,504
Less accumulated depreciation and amortization	7,942	5,608
Total	$ 4,213	$ 3,896

(Note F) - Trademarks and licenses:

	December 31, 2002	December 31, 2001
Trademarks	$ 7,333	$ 6,396
Licenses	2,904	2,452
	10,237	8,848
Less accumulated amortization	3,492	5,006
Total	$ 6,745	$ 3,842

During 2002, the Company recorded charges for the impairment of trademarks with indefinite useful lives aggregating $501 based on fair value as determined using discounted cash flows.

(Note G) - Loans payable - banks:

Loans payable - banks consist of the following:

Borrowings by the Company's foreign subsidiaries under several bank overdraft facilities bearing interest at 0.6% above the EURIBOR rate (2.86% and 3.3% at December 31, 2002 and 2001, respectively). Outstanding amounts totaled $794 and $808 at December 31, 2002 and 2001, respectively.

Borrowings under a $12,000 unsecured revolving line of credit due on demand and bearing interest at the banks prime rate or 1.75% above LIBOR. Outstanding amounts totaled $1,000 and $500 at December 31, 2002 and 2001, respectively.

(Note H) - Long-term debt:

As of December 31, 2001, long-term debt represented borrowings by a foreign subsidiary of $1,366 originally due in 2004. The debt agreement requires interest payable monthly at 4.56%, per annum; however, the Company entered into a swap agreement with the bank effectively converting the interest to a variable rate equal to the EURIBOR. During 2002, the Company paid off the entire loan.

(Note I) - Commitments:

Leases:

The Company leases its office and warehouse facilities under operating leases expiring through 2013. Rental expense amounted to $2,524 in 2002 and $1,263 in 2001 and 2000. Minimum future rental payments are as follows:

	2003	$ 2,670
	2004	2,112
	2005	1,704
	2006	689
	2007	689
	Thereafter	1,666
Total		$ 9,530

License agreements:

The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of its products. One such license which expires in December 2006, subject to renewal, corresponded to 40.6%, 40.8% and 37.8% of net sales for the years ended December 31, 2002, 2001 and 2000, respectively. Royalty expense, included in selling general and administrative expenses, aggregated $5,498, $4,205, and $3,960 for the years ended December 31, 2002, 2001, and 2000. In connection therewith, the Company is subject to certain minimum annual royalties as follows:

	2003	$ 3,251
	2004	4,545
	2005	4,846
	2006	5,013
	2007	2,675
	Thereafter	8,093
Total		$ 28,423

(Note J) - Shareholders' equity:

Common stock split:

On August 6, 2001, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on September 14, 2001 to shareholders of record as of August 31, 2001. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts have been restated for all periods to reflect the retroactive effect of the stock split.

Issuance of common stock of subsidiary:

During 2002, 2001 and 2000, 14,893, 13,670 and 6,658, shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2002, the Company's percentage ownership of IPSA was approximately 77%.

The difference between the Company's share of the issuance or conversion proceeds and the carrying amount of the portion of the Company's investment sold is reflected as a gain or loss in the consolidated statements of income. Deferred taxes have not been provided because application of available tax savings strategies would eliminate taxes on this transaction.

Stock option plans:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically vest immediately and are exercisable for a period of five to six years.

A summary of the Company's stock option activity, and related information follows:

Year ended December 31, 2002

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	2,198,075	$ 3.35
Options granted	200,950	8.02
Options excercised	(428,613)	3.01
Options cancelled	(1,250)	6.16
Shares under option - end of year	1,969,162	$ 3.90

(In thousands, except share and per share data)

Year ended December 31, 2001

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	3,850,425	$ 2.75
Options granted	223,075	7.81
Options excercised	(1,864,925)	2.62
Options cancelled	(10,500)	4.75
Shares under option - end of year	2,198,075	$ 3.35

Year ended December 31, 2000

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	3,976,988	$ 2.73
Options granted	170,813	4.75
Options excercised	(280,688)	3.59
Options cancelled	(16,688)	3.74
Shares under option - end of year	3,850,425	$ 2.75

The following table summarizes stock option information as of December 31, 2002:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.56-$2.89	1,324,950	2.16 yrs.	1,324,950
$3.10-$3.94	87,750	0.46 yrs.	87,750
$4.06-$4.53	35,662	2.02 yrs.	35,662
$5.08-$5.81	97,275	2.83 yrs.	97,275
$6.50-$6.92	28,500	3.17 yrs.	28,500
$7.08-$7.95	194,075	3.89 yrs.	194,075
$8.03	191,950	4.97 yrs.	191,950
$9.60	9,000	3.66 yrs.	9,000
Totals	1,969,162	2.58 yrs.	1,969,162

At December 31, 2002 options for 528,729 shares were available for future grant under the plans.

In September 2001, the Chief Executive Officer and the President each exercised 899,625 of their outstanding stock options. The aggregate purchase price of $2,335 each, was paid by each of them tendering to the Company 233,469 shares of the Company's common stock, previously owned by them, valued at $10 per share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 149,884 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company expects to receive tax benefits aggregating $4,800, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

In December 2002, the Chief Executive Officer exercised 132,000 of his outstanding stock options and the President exercised 199,500 of his outstanding stock options. The purchase price of $381 for the Chief Executive Officer and $614 for the President was paid by them tendering to the Company an aggregate of 121,140 shares of the Company's common stock, previously owned by them, valued at $8.215 per share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 23,535 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company expects to receive tax benefits aggregating $600, which has been reflected as an increase to additional paid-in capital in the accompanying financial statements.

Treasury stock:

The Board of Directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2002, the Company is authorized to purchase an additional 404,350 treasury shares.

Dividends:

During 2002, the Company declared dividends of $.06 per share per annum payable quarterly. The quarterly dividend of $285 declared in December 2002 was paid January 15, 2003.

(Note K) - Geographic areas:

Information on the Company's operations by geographical areas is as follows. The European assets are primarily located, and operations are conducted in France. European operations primarily represent the sales of the prestige brand name fragrances.

	Year ended December 31,		
	2002	2001	2000
Net Sales:			
United States	$ 41,972	$ 33,103	$ 31,268
Europe	88,565	79,270	70,434
Eliminations	(185)	(140)	(120)
Total	$ 130,352	$ 112,233	$ 101,582
Net income:			
United States	$ 3,013	$ 2,411	$ 1,977
Europe	6,396	5,708	4,616
South America			(4)
Eliminations	(4)		
Total	$ 9,405	$ 8,119	$ 6,589
Depreciation and amortization expense:			
United States	$ 380	$ 394	$ 632
Europe	1,840	1,740	1,730
Total	$ 2,220	$ 2,134	$ 2,362
Interest income:			
United States	$ 245	$ 523	$ 647
Europe	383	592	418
Total	$ 628	$ 1,115	$ 1,065
Interest expense:			
United States	$ 88	$ 24	$ 38
Europe	306	323	325
Total	$ 394	$ 347	$ 363
Total assets:			
United States	$ 49,077	$ 47,024	$ 39,305
Europe	89,370	64,553	64,294
Eliminations	(9,077)	(9,038)	(9,028)
Total	$ 129,370	$ 102,539	$ 94,571

notes to consolidated financial statements

(In thousands, except share and per share data)

	Year ended December 31,		
	2002	2001	2000
Additions to long-lived assets:			
United States	$ 3,417	$ 437	$ 86
Europe	1,125	2,016	1,494
Total	$ 4,542	$ 2,453	$ 1,580
Total long-lived assets:			
United States	$ 5,054	$ 2,016	$ 1,973
Europe	5,904	5,722	5,728
Total	$ 10,958	$ 7,738	$ 7,701

United States export sales were approximately $11,000, $9,800 and $11,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Consolidated net sales for the year ended December 31, 2002 by region is as follows:

North America	31%
Europe	40%
Central and South America	8%
Middle East	9%
Asia	10%
Other	2%

(Note L) - Income taxes

The components of income before income taxes and minority interest consist of the following:

	Year ended December 31,		
	2002	2001	2000
U.S. operations	$ 4,670	$ 3,601	$ 3,096
Foreign operations	12,911	11,855	10,443
Total	$ 17,581	$ 15,456	$ 13,539

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 700	$ 1,103	$ 796
State and local	(75)	257	170
Foreign	4,827	4,297	4,189
Total current	5,452	5,657	5,155
Deferred:			
Federal	731	(138)	172
State and Local	297	(31)	(19)
Foreign	(198)	171	323
Total deferred	830	2	476
Total	$ 6,282	$ 5,659	$ 5,631

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes. At December 31, 2002, the deferred tax assets which aggregate $1,099, consist of accounts receivable and inventory writedowns which are not currently deductible for tax purposes, the future tax benefit of domestic net operating loss carryforwards and foreign net operating loss carryforwards and the difference between the book basis and tax basis of fixed assets. At December 31, 2002, the deferred tax liability of $650 relates primarily to the difference between the book basis and tax basis of intangible assets and certain foreign production equipment. At December 31, 2002 the Company has federal net operating loss carryforwards of $170 which expire in 2021.

The Company has provided a valuation allowance of $125, representing the full amount of the deferred tax assets arising from foreign net operating loss carryforwards. No allowance has been provided on the balance of the Company's deferred tax assets, as management believes that it is more likely than not that the asset will be realized in reduction of future taxable income.

Differences between the United States federal statutory income tax rate and the effective income tax rate were as follows:

	Year ended December 31,		
	2002	2001	2000
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	1.0	0.8	0.7
Effect of foreign taxes in excess of U.S. statutory rates	1.3	2.8	6.9
Other	(0.6)	(1.0)	
Effective rates	35.7%	36.6%	41.6%

(Note M) - Other matters

[1] As previously reported, IPSA is a party to litigation with Jean Charles Brosseau, S.A. ("Brosseau"), the licensor of the Ombre Rose trademark. In October 1999, IPSA received notice of a judgment in favor of Brosseau, which awarded damages of approximately $600 to Brosseau, and which directed IPSA to turn over its license to Brosseau within six months.

IPSA is appealing the judgment as it vigorously and categorically denies the claims of Brosseau. In June 2000, as a result of certain developments, IPSA and its special litigation counsel considered it likely that the judgment would be sustained and therefore, in June 2000, the Company recorded a charge against earnings for $600, the full amount of the judgment.

In February 2001, the Court of Appeal confirmed the Brosseau claim with respect to turning over the license. In addition, the Court named an expert to proceed with additional investigations and required IPSA to pay $142 as an advance for damages claimed by Brosseau.

IPSA is continuing its appeal as it still denies the claims of Brosseau. Management does not believe that such litigation will have any further material adverse effect on the financial condition or results of operations of the Company. As of December 31, 2000 the Company had fully reserved the unamortized portion of the license cost.

[2]IPSA is the subject of tax audits commenced by the French Tax Authorities. Assessments have been issued aggregating $2,300. IPSA is contesting these assessments. Management and its tax consultants believe they have sound arguments to support their position and that the majority of these assessments will be reversed, and therefore, will not have a material adverse effect on the financial condition or results of operations of the Company. The Company has reserves of approximately $760, which it presently believes will be its ultimate exposure.

[3]On November 22, 1999, the Chief Executive Officer and the President of the Company entered into and closed a Stock Purchase Agreement with LV Capital, USA Inc. ("LV Capital"),

(In thousands, except share and per share data)

a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton, S.A. ("LVMH"). As a result, LV Capital owns approximately 20% of the outstanding common stock of the Company. In accordance with the terms of the Stock Purchase Agreement and in return for LV Capital becoming a strategic partner of the Company, LV Capital was granted the right to maintain its percentage ownership of the outstanding shares of Common Stock, by receiving an option to purchase shares of the Company's common stock for cash upon issuance of shares to any party other than LV Capital at the price paid by the purchaser, subject to certain exceptions such as the exercise of stock options previously granted and the grant of new stock options up to a certain limit. There have been no common stock or option transactions through December 31, 2002 which effected the LVMH option. LVMH was also granted demand registration rights for all shares of common stock it holds. Finally, LV Capital has agreed to a standstill agreement, which includes a limitation on the amount of shares that LV Capital can hold equal to 25% of the outstanding shares of common stock of the Company.

In March 1999 and May 2000, the Company entered into two eleven year license agreements with Christian Lacroix Company and Celine S.A., divisions of LVMH, respectively. Both agreements have minimum sales and advertising requirements and require the Company to pay royalties as are customary in the industry.

independent auditors' reports

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Inter Parfums Holdings, S.A. and subsidiaries, consolidated foreign subsidiaries of the Company, which statements reflect total assets and net sales constituting 69% and 68% for 2002 and 63% and 71% for 2001 and net sales constituting 69% for 2000. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts for Inter Parfums Holdings, S.A. and subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



Eisner LLP
New York, New York
March 5, 2003

With respect to accounts for foreign subsidiaries
March 21, 2003



Board of Directors and Shareholders
Inter Parfums Holdings, S.A. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Inter Parfums Holding S.A. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter Parfums Holding S.A. and subsidiaries as of December 31, 2002 and 2001, and of the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Paris La DéFense, March 21, 2003

KPMG Audit
A division of KPMG S.A.



Alain Bouchet
Partner


Cabinet membre de
KPMG International

corporate and market information

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the Board of Directors
Inter Parfums, Inc.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
Becker and Poliakoff, P.A.

Francois Heilbronn
Managing Partner
M.M. Friedrich, Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President and
Chief Executive Officer, Cosmair
Former President and Chief Executive Officer,
Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer, Jimmy Choo Ltd.
Former Chief Executive Officer, Christian Lacroix (LVMH)

Daniel Piette
President
L Capital Management

Jean Cailliau
Chief Executive Officer
LV Capital USA, Inc.

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors

Philippe Benacin
President and Vice Chairman of the Board of Directors

Russell Greenberg
Executive Vice President and
Chief Financial Officer

Bruce Elbilia
Executive Vice President

Wayne C. Hamerling
Executive Vice President

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Eric de Labouchere
Director of Operations
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Corporate

Inter Parfums, Inc.
551 Fifth Avenue,
New York, NY 10176
Tel. (212) 983-2640 • Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00 • Fax: (1) 40-76-08-65

Inter Parfums, Inc. Distribution Center
60 Stults Road
Dayton, NJ 08810
Tel. (609) 860-1967 • Fax: (609) 860-9342

General Counsel
Becker and Poliakoff, P.A.
3111 Stirling Road
Ft. Lauderdale, FL 33312-6525

Auditors
Eisner LLP
750 Third Avenue
New York, NY 10017
USA

KPMG Audit, A Division of KPMG S.A.
1, cours Valmy
92923 Paris La Défense Cedex
France

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Securities Listing
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two (2) fiscal years for our common stock, which has been adjusted to reflect the 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.

Market price and dividend information

	2002		2001	
	High	Low	High	Low
Fourth Quarter	$ 8.25	$ 5.18	$ 8.85	$ 7.05
Third Quarter	$ 7.98	$ 5.75	$ 13.50	$ 7.50
Second Quarter	$ 8.99	$ 6.94	$ 9.60	$ 6.31
First Quarter	$ 10.25	$ 6.60	$ 7.41	$ 5.71

As of 1 March 2003, the number of record holders, which include brokers and broker's nominees, etc., of the company's common Stock was 68. We believe there are in excess of 600 beneficial owners of the company's common stock.

Dividends
Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on 15 April 2002 to shareholders of record on 31 March 2002.

In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis. The first cash dividend of $.02 per share is to be paid on 15 April 2003 to shareholders of record on 31 March 2003.

In addition, the Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Form 10-K
A copy of the company's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.


INTER PARFUMS, INC.

551 FIFTH AVENUE NEW YORK, NY 10176
TELEPHONE: 212.983.2640 FAX: 212.983.4197


IPAR
NASDAQ
LISTED